

August 12, 2013

Via E-mail
Mr. Paolo Rocca
Chief Executive Officer
Tenaris S.A.
29, Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg

> **RE: Tenaris S.A.**
> **Form 20-F for the Year ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 1-31518**

Dear Mr. Rocca:

We have reviewed your filing and have the following comment. We have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Segment Information, page F-30

1.   We note from your website that you have Area Managers for North America, Central America, Brazil, Southern Core, Eastern Hemisphere and Europe. On page 33 you disclose that overall sales growth is expected to be moderate as higher oil and gas sales in Eastern Hemisphere markets are largely offset by lower sales in North America and in European industrial markets. On pages 40 and 42 we note net sales by geographic regions are materially different. On page 6 of the 2013 Half Year Report on Form 6-K filed August 5, 2013 you disclose that in the second half of the year your sales in the Middle East and Africa will continue to show strong year on year growth while sales in South America will be affected by lower shipments of line pipe in Brazil. Please tell us whether your geographic regional managers received compensation during the 3 years ended December 31, 2012 that was directly related to the operating performance of their respective regions, such as bonuses or equity issuances based on regional financial

Mr. Rocca
Tenaris S.A.
August 12, 2013
Page 2

performance targets. Given the change in your internal organization, as noted on page 13, please tell us whether you recently assessed your regions to determine if they were reportable segments. Refer to paragraphs 5-11 of IFRS 8 for guidance. As part of your response please tell us how the CODM makes regional resource allocation decisions without discrete financial regional information. Please provide to us ALL reports that your CODM and Board of Directors received that contained disaggregated financial data during 2011 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief